   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 11, 1997

================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                               SCHEDULE 13E-3/A
                       RULE 13E-3 TRANSACTION STATEMENT
                     (AMENDMENT NO. 1 AND FINAL AMENDMENT)
      (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                          CAMBRIDGE SOUNDWORKS, INC.
                               (NAME OF ISSUER)

                          CAMBRIDGE SOUNDWORKS, INC.
                          CSW ACQUISITION CORPORATION
                           CREATIVE TECHNOLOGY LTD.
                      (NAME OF PERSONS FILING STATEMENT)

                          COMMON STOCK, NO PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)

                                   132514100
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                 NG KEH LONG                                 THOMAS J. DEVESTO
           CREATIVE TECHNOLOGY LTD.                      CAMBRIDGE SOUNDWORKS, INC.
        & CSW ACQUISITION CORPORATION                       311 NEEDHAM STREET
        31 INTERNATIONAL BUSINESS PARK                  NEWTON, MASSACHUSETTS 02164
              CREATIVE RESOURCE
              SINGAPORE 609921

  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
           AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

                                  Copies to:

      JOHN D. DANFORTH             STEVEN J. TONSFELDT           JOSEPH D.S. HINKLEY
    CREATIVE LABS, INC.             VENTURE LAW GROUP             PEABODY & ARNOLD
    1901 MCCARTHY BLVD.        A PROFESSIONAL CORPORATION          50 ROWES WHARF
 MILPITAS, CALIFORNIA 95035        2800 SAND HILL ROAD       BOSTON, MASSACHUSETTS 02110
       (408) 428-6600         MENLO PARK, CALIFORNIA 94025         (617) 951-2100
                                     (650) 854-4488

                               ----------------

                               NOVEMBER 3, 1997
    (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

           THIS STATEMENT IS FILED IN CONNECTION WITH A TENDER OFFER

                           CALCULATION OF FILING FEE

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
            TRANSACTION VALUATION                         AMOUNT OF FILING FEE
-------------------------------------------------------------------------------
                $37,051,942*                                     $7,411**

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

* For purposes of fee calculation only. The total transaction value is based on 3,804,824 Shares outstanding as of October 23, 1997 less 912,294 Shares owned by Parent and Purchaser, plus 576,753 Shares reserved for future issuance pursuant to outstanding stock options, multiplied by the offer price of $10.68 per Share.

** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50 of 1% of the value of the shares to be purchased.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2).

    Amount Previously Paid: $7,411   Filing Parties: Creative Technology Ltd.,
                                                     CSW Acquisition Corporation

    Form or Registration No.: Schedule 14D-1   Date Filed: November 3, 1997

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

  This Amendment No. 1, the final amendment (this "Final Amendment"), amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on November 3, 1997 (as amended from time to time, the "Schedule 13E-3") by (i) Creative Technology Ltd., a Singapore corporation ("Parent"), (ii) CSW Acquisition Corporation, a Massachusetts corporation and a wholly owned subsidiary of Parent (the "Purchaser"), and (iii) Cambridge SoundWorks, Inc. a Massachusetts corporation (the "Company"). The Schedule 13E-3 and this Final Amendment relates to the tender offer by the Purchaser to purchase any and all outstanding shares of common stock, no par value (the "Shares"), of the Company at a price of $10.68 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 3, 1997 and the related Letter of Transmittal. Capitalized terms used and not otherwise defined herein have the respective meanings given such terms in the Schedule 13E-3.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

  On Tuesday, December 2, 1997 at 12:00 midnight New York City time, the Offer expired. On Thursday, December 4, 1997, the Purchaser accepted all Shares validly tendered. A total of 2,716,187 Shares (or approximately 94% of the issued and outstanding Shares not already owned by Parent or the Purchaser) were purchased pursuant to the Offer. The Purchaser has paid for all such Shares at the Offer Price of $10.68 per Share, in cash, net to the tendering stockholder.

ITEM 16. ADDITIONAL INFORMATION.

  On Friday, December 5, 1997, the merger of the Company with and into the Purchaser, pursuant to the short-form merger provisions of the Business Corporation Law of the Commonwealth of Massachusetts, was completed and the combined company thereby became a wholly owned subsidiary of Parent. In the merger, Shares not previously purchased by the Purchaser were converted into the right to receive $10.68 per Share in cash.

  A copy of Parent's press release with respect to the closing of the tender offer and the consummation of the merger is filed as Exhibit (a)(12) to the
Schedule 14D-1 and is incorporated herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

 (d)(10) Press Release issued by Parent on December 8, 1997 (incorporated herein by reference to Exhibit (a)(12) to the Schedule 14D-1).

                                   SIGNATURES

  After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          CAMBRIDGE SOUNDWORKS, INC.

                                          By: /s/ Thomas J. DeVesto
                                            ___________________________________
                                          Name: Thomas J. DeVesto
                                          Title: President and Chief Executive
                                          Officer

                                          CREATIVE TECHNOLOGY LTD.

                                          By: /s/  Ng Keh Long
                                            ___________________________________
                                          Name: Ng Keh Long
                                          Title: Vice President, Corporate
                                              Treasurer and Acting Chief
                                              Financial Officer

                                          CSW ACQUISITION CORPORATION

                                          By: /s/  Ng Keh Long
                                            ___________________________________
                                          Name: Ng Keh Long
                                          Title: Vice President and Treasurer
Dated: December 10, 1997

                                 EXHIBIT INDEX

 EXHIBIT
   NO.                              DESCRIPTION
 -------                            -----------
 (d)(10) Press Release issued by Parent on December 8, 1997 (incorporated herein by reference to Exhibit (a)(12) to the Schedule 14D-1).

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